Exhibit 99.1

ESGL Holdings Limited Announces Corporate Name Change to OIO Group and New Ticker Symbol “OIO” as Company Evolves Its Strategy

Company signals strategic evolution toward building a portfolio of distinctive operating businesses

SINGAPORE, March 9, 2026 —ESGL Holdings Limited (NASDAQ: ESGL) (the “Company”), today announced its corporate name change from ESGL Holdings Limited to OIO Group and the change of its Nasdaq ticker symbol from “ESGL” to “OIO”, effective March 10, 2026.

The name and ticker change were approved by shareholders at the Company’s Extraordinary General Meeting. There are no changes to the Company’s share capital structure, including the class of shares, shareholder rights, or trading mechanics.

The transition to OIO Group reflects the Company’s evolving strategic direction as it expands beyond its existing operations to support and grow distinctive operating businesses with long-term growth potential.

The Company believes that public markets can provide a long-term platform to support and scale distinctive operating businesses with strong heritage and global potential.

As previously announced, the Company and De Tomaso Automobili Holdings Limited are currently progressing through the steps of a proposed business combination, which forms part of the Company’s broader strategic direction. The proposed transaction remains subject to customary closing conditions and approvals, and there can be no assurance that the transaction will be completed.

Over time, the Company intends to evaluate additional strategic opportunities that complement its long-term vision of building a portfolio of distinctive operating businesses, while maintaining a disciplined approach to capital allocation and sustainable shareholder value creation.

Through this evolving strategy, the Company seeks to build and steward a portfolio of distinctive businesses and brands with enduring heritage and long-term growth potential.

The Company will continue to update shareholders and the market as material developments occur.

The Company’s ordinary shares and warrants will continue to trade without interruption on the Nasdaq Capital Market under the new ticker symbol “OIO” and “OIOWW,” respectively.

About OIO Group

OIO Group (NASDAQ: OIO), formerly known as ESGL Holdings Limited, is a Singapore-based public company focused on building and supporting distinctive operating businesses with strong heritage, engineering capability, and long-term growth potential. The Company currently operates through its subsidiary, Environmental Solutions (Asia) Pte. Ltd., and is evolving its strategy toward developing a portfolio of companies where brand, engineering excellence, and disciplined value creation intersect.

For more information, including the Company’s filings with the U.S. Securities and Exchange Commission, please visit https://oiogroup.co.

Forward-Looking Statements

Certain statements in this press release may be considered to contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of management of OIO Group (formerly known as ESGL Holdings Limited). Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company and in other documents that the Company may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by the Company in this press release is based only on information currently available and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

OIO Group Investor Relations Department

Email: ir@oiogroup.co

Phone: +65 6653 2299